Exhibit 4.8

BANZAI INTERNATIONAL, INC.

December 14, 2023

GEM Global Yield LLC SCS

GEM Yield Bahamas Limited

Re:

Share Purchase Agreement, dated as of May 27, 2022, among Banzai International, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (“SPA”) and the term sheet among those parties dated December 13, 2023 (“Term Sheet”) related to a convertible debenture issued in lieu of the Commitment Fee.

Dear GEM:

This letter confirms that the SPA shall terminates retroactively, effective as of the date of the Term Sheet, upon issuance of the final convertible debenture documentation on terms 100% consistent with and identical to the Term Sheet, and the issuance of warrants described in Section 4.12(b) of the SPA. Banzai International and you will cooperate to promptly finalize the convertible debenture documentation and Banzai International will issue the warrants due to you as provided in Section 4.12(b) of SPA. Banzai International will be entering into alternative financing arrangements with this understanding, and you hereby consent thereto and waive any and all provisions of the SPA that could otherwise be deemed breached by such alternative financing arrangements; provided, however, that if Banzai International fails to issue you the warrants, or fails to issue you the convertible debenture on terms 100% consistent with and identical to the Term sheet, in each case pursuant to this letter, this waiver shall be null and void.

Acknowledged and agreed:

Banzai International, Inc.

By:	/s/ Joe Davy
Name:	Joe Davy
Title:	Chief Executive Officer

GEM Global Yield LLC SCS

By:	/s/ Christopher F. Brown
Name:	Christopher F. Brown
Title:	Manager

GEM Yield Bahamas Limited

By:	/s/ Christopher F. Brown
Name:	Christopher F. Brown
Title:	Manager

[Signature Page to Letter Agreement—Incentive Plans]